UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

LSB Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

502160104
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,725,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,725,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,014,046
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,014,046
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,014,046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,471
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 233,471
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,769
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 130,769
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,769
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 130,769
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,769
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 130,769
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,725,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,725,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,725,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,725,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,725,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,725,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,725,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,725,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,725,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,725,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,725,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,725,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON LOUIS S. MASSIMO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON ANDREW K. MITTAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 502160104

1	NAME OF REPORTING PERSON LYNN F. WHITE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 502160104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)
Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

CUSIP NO. 502160104

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board;

(xiii)	Louis S. Massimo, as a nominee for the Board;

(xiv)	Andrew K. Mittag, as a nominee for the Board; and

(xv)	Lynn F. White, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.  Mr. Massimo does not currently have a principal business address.  For purposes of this Schedule 13D and serving as a nominee for the Board, Mr. Massimo’s business address is c/o Starboard Value LP, 777 Third Avenue, 18th Floor, New York, New York 10017.  Mr. Mittag’s principal business address is 715 Tappen Shire, Colleyville, Texas 76034.  Mr. White’s principal business address is 109 South Battery St., Charleston, South Carolina 29401.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.  Mr. Massimo is retired, however, he currently serves as a member of the Board of Directors of Calgon Carbon Corporation, a global leader in the manufacture, reactivation, and application of activated carbon, ballast water treatment, ultraviolet light disinfection, and advanced ion-exchange technologies, and previously served as the Executive Vice President and Chief Operating Officer of Arch Chemicals, Inc.  Mr. Mittag is a former corporate executive and Wall Street veteran who is currently providing strategic advice and serves on the Board of Directors of Interfor Corporation, one of the largest lumber producers in the world.  Mr. White’s principal occupation is serving as the Founder and Managing Director of Twemlow Group LLC, a consulting firm, where he provides strategic, organizational and product development counsel to agriculturally related businesses.

CUSIP NO. 502160104

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Massimo, Mittag and White are citizens of the United States of America.  Mr. Mittag is also a citizen of Canada.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard CLP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 1,014,046 Shares beneficially owned by Starboard V&O Fund is approximately $33,719,863, excluding brokerage commissions.  The aggregate purchase price of the 233,471 Shares beneficially owned by Starboard S LLC is approximately $8,113,762, excluding brokerage commissions. The aggregate purchase price of the 130,769 Shares beneficially owned by Starboard C LP is approximately $4,336,387, excluding brokerage commissions. The aggregate purchase price of the 346,714 Shares held in the Starboard Value LP Account is approximately $12,053,841, excluding brokerage commissions.

The Shares owned directly by each of Messrs. Mittag and White were purchased in the open market with personal funds.  The aggregate purchase price of the 400 Shares owned directly by Mr. Mittag is approximately $16,064, excluding brokerage commissions. The aggregate purchase price of the 300 Shares owned directly by Mr. White is approximately $9,719, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 10, 2015, Starboard Value LP (together with its affiliates, “Starboard”) delivered a letter to the Board, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In the letter, Starboard expressed its belief, among other things, that the Issuer is deeply undervalued and that significant opportunities exist to create value for the benefit of all shareholders based on actions within the control of management and the Board.  Starboard also expressed its belief in the letter that the Issuer’s management team has repeatedly failed to execute in both of the Issuer’s operating businesses and that the Board, as a whole, has done very little to hold management accountable for its poor performance or to appropriately govern the Issuer in a manner commensurate with best-in-class corporate governance.

CUSIP NO. 502160104

To that end, on March 9, 2015, Starboard V&O Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating Peter A. Feld, Louis S. Massimo, Andrew K. Mittag, Jeffrey C. Smith, and Lynn F. White (collectively, the “Nominees”), for election to the Board at the 2015 annual meeting of stockholders (the “2015 Annual Meeting”).  Starboard’s Nominees are highly qualified candidates with relevant credentials and skill-sets who can be extremely helpful in evaluating and executing on initiatives to unlock value at the Issuer, as evidenced by their bios below.

Peter A. Feld is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies, a position he has held since April 2011.  From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, Mr. Feld served as a Director at Ramius LLC.  Mr. Feld joined Ramius LLC as an Associate in February 2005. From June 2001 to June 2004, Mr. Feld was an investment banking analyst at Banc of America Securities, LLC.  Since October 2014, Mr. Feld has served as a member of the board of directors of Darden Restaurants, Inc. (NYSE:DRI)(“Darden”), a full service restaurant company.  Mr. Feld has also served as a member of the board of directors of Tessera Technologies, Inc. (NASDAQ: TSRA), which develops, invests in, licenses and delivers innovative miniaturization technologies and products for next-generation electronic devices, since June 2013.  Mr. Feld previously served on the board of directors of Integrated Device Technology, Inc. (NASDAQ: IDTI), a company which designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 until February 2014.  Mr. Feld also previously served as a member of the board of directors of Unwired Planet, Inc. (NASDAQ: UPIP) (f/k/a Openwave Systems Inc.), a public company with a portfolio of patents many of which are considered foundational to mobile communications, and span smart devices, cloud technologies and unified messaging, from July 2011 to March 2014 and served as its Chairman from September 2011 to July 2013.  In addition, Mr. Feld served on the board of directors of SeaChange International, Inc. (NASDAQ: SEAC), a leading global multi-screen video software company, from December 2010 to January 2013.  Mr. Feld received a BA in economics from Tufts University.

Louis S. Massimo is a member of the Board of Directors of Calgon Carbon Corporation (NYSE:CCC), a global leader in the manufacture, reactivation, and application of activated carbon, ballast water treatment, ultraviolet light disinfection, and advanced ion-exchange technologies, a position he has held since May 2013.  Previously, Mr. Massimo served as the Executive Vice President and Chief Operating Officer of Arch Chemicals, Inc. (NYSE: ARJ)(“Arch Chemicals”), a global biocides company, where he was responsible for the company’s businesses as well as its information technology and SAP functions, from May 2007 until September 2009.  Prior to that, Mr. Massimo served as Arch Chemicals’ Executive Vice President and Chief Financial Officer (“CFO”), overseeing the company’s corporate finance, strategic planning and development, investor relations and corporate communications departments, from February 2003 to May 2007 and as Vice President and CFO from February 1999 to February 2003. Concurrent with his role as CFO, he managed Arch Chemicals’ HTH Water Products business, leading the effort to significantly enhance that business’ operational and financial performance.  As a member of Arch Chemicals’ senior leadership team, he played a vital role in the successful execution and integration of all of the company’s acquisitions since its founding in 1999.  Prior to joining Arch Chemicals, Mr. Massimo served as Vice President and Controller of Olin Corporation (NYSE: OLN)(“Olin”), a major manufacturer of ammunition (through Winchester Ammunition) and chlorine and sodium hydroxide (Olin Chlor-Alkali Products), from January 1997 to February 1999 and as Controller from April 1996 to February 1999.  While at Olin, he was extensively involved in several major strategic changes, including the 1996 spin-off of Olin’s ordnance and aerospace divisions as Primex Technologies, Inc, the divestiture of its toluene diisocyanate (TDI) business in late 1996 and the spin-off of Olin’s specialty chemical operations as Arch Chemicals in early 1999. Mr. Massimo joined Olin in November 1994 as Director, Corporate Accounting, after 15 years of senior-level financial experience, primarily as an audit manager for KPMG Peat Marwick.  Mr. Massimo has previously served on the Board of Directors of the Business Council of Fairfield County, the Société de Chimie Industrielle - American section, The Conference Board’s Council of CFOs and the Regional YMCA of Western Connecticut.  In addition, he served on several committees for The Chlorine Chemistry Division of the American Chemistry Council.  Mr. Massimo earned his Bachelor of Business Administration in accounting from Pace University and completed Duke University’s Advanced Management Program in 2000.  He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants, the New York and Connecticut Societies of Certified Public Accountants, and a past member of the Financial Executives Institute CT/Westchester Chapter.

CUSIP NO. 502160104

Andrew K. Mittag served as the President, Agrium Advanced Technologies and Senior Vice President of Agrium Inc. (TSX and NYSE: AGU)(“Agrium”), a major producer and distributor of agricultural products and services in North America, South America, and Australia, from March 2009 until March 2014. Mr. Mittag also served as the Chief Executive Officer of Agrium (China) Ltd., a representative office of Agrium located in Beijing, China, from February 2008 until March 2014. Previously, Mr. Mittag served as Agrium’s Senior Vice President, Corporate Development & Strategy, from November 2005 to March 2009. In addition to being part of Agrium’s senior leadership team, he was responsible for Agrium’s enhanced efficiency fertilizer business and the development of that market internationally, especially China. Prior to joining Agrium in 2005, Mr. Mittag was Co-founder, President and Chief Financial Officer of Rockland Capital Partners, an advisory firm serving the middle market, which he co-founded in 2003. From 2000 to 2003, Mr. Mittag served as Vice President, Corporate Strategy and Development at TXU Corp and from 1997 to 2000, as Senior Vice President, Corporate Development at Koch Industries. Prior to that, Mr. Mittag held senior leadership roles at Dresdner Kleinwort Benson and was an associate at Lehman Brothers and Commerzbank AG.  Mr. Mittag currently serves on the Board of Directors of Interfor Corporation (TSX: IFP), one of the largest lumber producers in the world, a position he has held since October 2012, where he currently serves on the Audit Committee and Management Resource and Compensation Committee.  He previously served on the Board of Directors of Hanfeng Evergreen Inc. (TSX: HF), a leading producer and supplier of value-added fertilizer solutions in China, from April 2007 to January 2012, where he served on the Audit Committee. Mr. Mittag holds a Bachelor of Arts in Economics and German from Hamilton College, a Masters of Business Administration in Accounting and Finance from Columbia University Graduate School of Business and the designation of ICD.D from the Institute of Corporate Directors at the University of Toronto.

Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP.  Prior to founding Starboard Value LP in April 2011, Mr. Smith was a Partner Managing Director of Ramius LLC (“Ramius”), a subsidiary of the Cowen Group, Inc. (“Cowen”), and the Chief Investment Officer of the Ramius Value and Opportunity Master Fund Ltd.  Mr. Smith was also a member of Cowen’s Operating Committee and Cowen’s Investment Committee. Prior to joining Ramius in January 1998, he served as Vice President of Strategic Development and a member of the Board of Directors of The Fresh Juice Company, Inc. (“The Fresh Juice Company”).  Mr. Smith currently serves on the Board of Directors of Darden, a position he has held since October 2014.  Mr. Smith also currently serves on the Board of Directors of Quantum Corporation (NYSE: QTM), a global expert in data protection and big data management, a position he has held since May 2013. Previously, Mr. Smith served on the Board of Directors of Office Depot, Inc. (NYSE: ODP), an office supply company, from August 2013 to September 2014.  Mr. Smith also served as a member of the Board of Directors of Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013.  Mr. Smith previously served as a member of the Board of Directors of Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012.  He served on the Board of Directors of Zoran Corporation, a leading provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc (NASDAQ: CSRE) in August 2011.  Mr. Smith was the Chairman of the Board of Phoenix Technologies Ltd., a provider of core systems software products, services, and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010.  He also served as a director of Actel Corporation, a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation (NASDAQ: MSCC) in October 2010. Mr. Smith is a former member of the Board of Directors of S1 Corporation, a provider of customer interaction software for financial and payment services, where he served from May 2006 to September 2008.  Mr. Smith also served on the Board of Directors of Kensey Nash Corporation (NASDAQ: KNSY), a leading medical technology company from December 2007 to February 2009. Mr. Smith was also on the Board of Directors of The Fresh Juice Company (FRSH) from 1996 until its sale to the Saratoga Beverage Group (TOGA) in 1998.  Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale.  Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics.

CUSIP NO. 502160104

Lynn F. White is the Founder and Managing Director of Twemlow Group LLC (“Twemlow Group”), which is a consulting firm he established in January 2008, where he provides strategic, organizational and product development counsel to agriculturally related businesses.  Mr. White served in those capacities until June 2009 and thereafter resumed such positions in January 2013.  During the interim, Mr. White served as Vice President, Corporate Development of CF Industries Holdings, Inc. (NYSE: CF)(“CF Industries”), one of the largest manufacturers and distributors of nitrogen and phosphate fertilizer products in the world, from June 2009 until December 2012.  While at CF Industries, he was responsible for external growth initiatives, including M&A and organic efforts, new product development and strategy, and led the integration of the $4.6 billion acquisition of Terra, Inc.  He also served as non-executive Chairman or Vice-Chairman of GrowHow UK Limited, the leading British nitrogen fertilizer producer, from August 2010 to October 2012 (as Chairman for calendar 2011), and as a director of KEYTRADE AG, a major Swiss based fertilizer trading firm, from October 2010 to October 2011.  From 2005 through 2007, he was the President, John Deere Agri Services of Deere & Co., a global supplier of equipment and services to agriculture, construction, forestry and landscape markets, where he was responsible for leading a new global business unit created to pursue growth opportunities in technology-based services for industries linked to agriculture.  From 2000 to 2005, Mr. White served as the Vice President, Global AgServices of Deere & Co., where he was responsible for identifying, testing and developing new services for agriculture and food.  Prior to that, he was Senior Vice President, Corporate Development of IMC Global Inc. (n/k/a Mosaic, Inc.), a producer of crop nutrients and salt, from 1997 to 1999, and served in various executive positions, including General Manager of the Food Ingredients Division and Director of the Flame Retardants & Fluids, Process Additives Div. of FMC Corporation, a global producer of chemicals and machinery, from 1979 to 1996.  Mr. White is currently a member of the Dean’s Advisory Council at the California Polytechnic State University College of Agriculture, Food and Environmental Sciences.  Mr. White holds a BA in History from California Polytechnic State University, San Luis Obispo and an MBA in Finance and Multinational Enterprise from the Wharton Graduate School of Business at the University of Pennsylvania.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board regarding Board representation and the composition of the Board, generally as well as opportunities to create value for the Issuer’s shareholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 22,658,269 Shares outstanding, as of February 13, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2015.

CUSIP NO. 502160104

A.	Starboard V&O Fund

(a)	As of the close of business on March 10, 2015, Starboard V&O Fund beneficially owned 1,014,046 Shares.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 1,014,046
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,014,046
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty days.

B.	Starboard S LLC

(a)	As of the close of business on March 10, 2015, Starboard S LLC beneficially owned 233,471 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 233,471
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 233,471
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.

C.	Starboard C LP

(a)	As of the close of business on March 10, 2015, Starboard C LP beneficially owned 130,769 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,769
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,769
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty days.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 130,769 shares owned by Starboard C LP.

Percentage: Less than 1%

CUSIP NO. 502160104

(b)	1. Sole power to vote or direct vote: 130,769
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,769
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 130,769 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,769
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,769
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.

F.	Starboard Value LP

(a)
As of the close of business on March 10, 2015, 346,714 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,014,046 Shares owned by Starboard V&O Fund, (ii) 233,471 Shares owned by Starboard S LLC, (iii) 130,769 Shares owned by Starboard C LP, and (iv) 346,714 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 1,725,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,725,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,014,046 Shares owned by Starboard V&O Fund, (ii) 233,471 Shares owned by Starboard S LLC, (iii) 130,769 Shares owned by Starboard C LP, and (iv) 346,714 Shares held in the Starboard Value LP Account.

CUSIP NO. 502160104

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 1,725,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,725,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,014,046 Shares owned by Starboard V&O Fund, (ii) 233,471 Shares owned by Starboard S LLC, (iii) 130,769 Shares owned by Starboard C LP, and (iv) 346,714 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 1,725,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,725,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,014,046 Shares owned by Starboard V&O Fund, (ii) 233,471 Shares owned by Starboard S LLC, (iii) 130,769 Shares owned by Starboard C LP, and (iv) 346,714 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 1,725,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,725,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,014,046 Shares owned by Starboard V&O Fund, (ii) 233,471 Shares owned by Starboard S LLC, (iii) 130,769 Shares owned by Starboard C LP, and (iv) 346,714 Shares held in the Starboard Value LP Account.

CUSIP NO. 502160104

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,725,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,725,000

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.

K.	Mr. Massimo

(a)	As of the close of business on March 10, 2015, Mr. Massimo did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Massimo has not entered into any transactions in the Shares during the past sixty days.

L.	Mr. Mittag

(a)	As of the close of business on March 10, 2015, Mr. Mittag directly owned 400 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 400
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Mittag has not entered into any transactions in the Shares during the past sixty days.

M.	Mr. White

(a)	As of the close of business on March 10, 2015, Mr. White directly owned 300 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 300
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. White has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 502160104

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 9, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2015 Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC and Starboard C LP agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund has agreed to indemnify each of Messrs. Massimo, Mittag and White against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Starboard V&O Fund has agreed to compensate Messrs. Massimo, Mittag and White for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Massimo, Mittag and White (i) $10,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard relating to a solicitation of proxies in favor of Messrs. Massimo’s, Mittag’s and White’s election as directors of the Issuer at the 2015 Annual Meeting.

Pursuant to the Compensation Letter Agreements, each of Messrs. Massimo, Mittag and White agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Massimo, Mittag and White shall determine.  If elected or appointed to serve as a director of the Board, each of Messrs. Massimo, Mittag and White agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Massimo, Mittag and White may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

CUSIP NO. 502160104

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Board of Directors of the Issuer, dated March 10, 2015.

99.2
Joint Filing Agreement and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Louis S. Massimo, Andrew K. Mittag, and Lynn F. White, dated March 9, 2015.

99.3	Form of Indemnification Letter Agreement.

99.4	Form of Compensation Letter Agreement.

99.5	Powers of Attorney.

CUSIP NO. 502160104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2015

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Louis S. Massimo, Andrew K. Mittag, and Lynn F. White